Exhibit 99.1

Brussels, 8 December 2010 – 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Announces Pricing of CAD 600 Million Notes due 2016 via a Canadian Private Placement

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The notes described below are being offered and sold solely to residents of Canada in accordance with the local laws and customary practices and procedures of Canada, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

Anheuser-Busch InBev Worldwide Inc. (ABIWW), a subsidiary of Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD), announced on December 8, 2010, that it has priced a CAD 600 Million private offering of notes with a fixed interest rate of 3.65% per annum and maturity date of January 15, 2016. The Notes are being offered only to accredited investors resident in Canadian provinces via Offering Memorandum dated December 8, 2010. The issuance is expected to close on December 15, 2010, subject to customary closing conditions.

The notes will be issued by Anheuser-Busch InBev Worldwide Inc. (the “Issuer”) and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch InBev SA/NV (the “Parent Guarantor”), and Brandbrew S.A., Cobrew NV/SA and Anheuser-Busch Companies, Inc. (each a “Subsidiary Guarantor” and together with the Parent Guarantor, the “Guarantors”). The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The notes will be denominated in Canadian Dollars. After the initial interest payment to be paid on July 15, 2011, interest will be paid semi-annually in arrears on January 15 and July 15, commencing on January 15, 2012. The net proceeds of the offering will be used for general corporate purposes.

The Notes may not be offered or sold, directly or indirectly, in Canada or to or for the account of any Canadian resident except, pursuant to an exemption from the prospectus requirements found in Section 2.3 of National Instrument 45-106 - Prospectus and Registration Exemptions (“NI 45 106”), also known as the “accredited investor” exemption.

Brussels, 8 December 2010 – 2 / 3

The notes will be sold only to accredited investors in Canada in compliance with Regulation S under the U.S. Securities Act of 1933, as amended. The notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The notes have not and will not be qualified by a prospectus under Canadian securities laws and may not be sold or resold except pursuant to an exemption from the applicable prospectus requirements. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the notes, nor shall there be any sale of these notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 15, 2010. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD.

Brussels, 8 December 2010 – 3 / 3

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com